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FEB 22 2011
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189

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11015828

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~042402~~ 8- 48081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gerard Asset Management, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N87 W16420 Appleton Avenue
(No. and Street)

Menomonee Falls	WI	53051
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Gerard (262)250-6458
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP.
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd, Suite 302	Milwaukee	WI	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mm

OATH OR AFFIRMATION

I, Kevin Gerard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gerard Asset Management, Ltd., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Caryn Uebelacker

Notary Public

my commission expires 10-27-13

CARYN UEBELACKER
Notary Public
State of Wisconsin

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

Celebrating Over 100 Years of Client Service

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Gerard Asset Management, LTD.
Menomonee Falls, Wisconsin

We have audited the accompanying balance sheet of Gerard Asset Management, LTD. as of December 31, 2010 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gerard Asset Management, LTD. at December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reilly, Penner & Benton LLP

February 14, 2011
Milwaukee, Wisconsin

Milwaukee, Wisconsin
414-271-7800

Middleton, Wisconsin
608-829-3838

McFarland, Wisconsin
608-838-9828

GERARD ASSET MANAGEMENT, LTD.
Menomonee Falls, Wisconsin

Balance Sheet
December 31, 2010

ASSETS		
Current Assets		
Cash and equivalents	$	65,222
Prepaid expenses		455
Commissions and fees receivable		102
Total current assets		65,779
Property and Equipment:		
Vehicles		46,879
Office equipment		7,932
Total cost		54,811
Less: Accumulated depreciation		(48,986)
Total property and equipment		5,825
Total assets	$	71,604
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$	13,937
Other accrued expenses		5,000
Total liabilities		18,937
Stockholder's Equity		
Capital stock, common, $.01 par value, 1,000 shares authorized, 500 issued and outstanding		5
Additional paid in capital		77,817
Retained earnings(Deficit)		(25,155)
Total stockholders' equity		52,667
Total liabilities and stockholders' equity	$	71,604

The accompanying notes to financial statements are an integral part of these statements.

GERARD ASSET MANAGEMENT, LTD.
Menomonee Falls, Wisconsin

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2010

	Common Stock	Additional Paid In Capital	Retained Earnings(Deficit)	Total Stockholder's Equity
Balance, December 31, 2009	$ 5	$ 37,817	$ -	$ 37,822
Stockholder contributions	-	40,000	-	40,000
Net loss	-	-	(25,155)	(25,155)
Balance, December 31, 2010	$ 5	$ 77,817	$ (25,155)	$ 52,667

The accompanying notes to financial statements
are an integral part of these statements.

GERARD ASSET MANAGEMENT, LTD.
Menomonee Falls, Wisconsin

Statement of Operations
Year Ended December 31, 2010

Revenues:		
Commissions and fees	$	134,829
Advisory services fees		224,635
Total revenues		359,464
Expenses:		
Commission expense		10,823
Compensation and related benefits -		
Officer		128,418
Employees		22,500
Processing service cost		92,045
Office/general administrative expenses		9,973
Promotional costs		9,913
Repairs and maintenance		3,160
Insurance		3,226
Professional services		33,813
Depreciation		3,756
Printing and postage		2,345
Office supplies		4,198
Travel and entertainment		24,200
Rent		29,000
Regulatory fees and expenses		4,511
Dues and subscriptions		1,046
Miscellaneous		1,692
Total expenses		384,619
Net loss	$	(25,155)

The accompanying notes to financial statements
are an integral part of these statements.

GERARD ASSET MANAGEMENT, LTD.
Menomonee Falls, Wisconsin

Statement of Cash Flows
Year Ended December 31, 2010

Cash Flows from Operating Activities:		
Net loss	$	(25,155)
Depreciation expense		3,756
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Commissions and fees receivable		2,000
Prepaid expenses		1,705
Accounts payable and accrued expenses		14,340
Net cash used by operating activities		(3,354)
Cash Flows from Financing Activities:		
Stockholder contributions		40,000
Increase in cash and equivalents		36,646
Cash and equivalents, beginning of year		28,576
Cash and equivalents, end of year	$	65,222

The accompanying notes to financial statements
are an integral part of these statements.

1. Company Description

Gerard Asset Management, LTD. (Company) is a Wisconsin corporation organized on March 17, 1993. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company conducts business primarily with retail customers and introduces that business on a fully disclosed basis to a clearing broker. All commission revenues are earned from various mutual funds. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers. Its customers are primarily businesses and individuals in southeastern Wisconsin. The Company also provides retirement plan advisory services to customers for a fee.

2. Summary of Significant Accounting Policies

Cash and Equivalents

The Company treats all highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business as cash. The Company monitors the financial condition of the banks where it maintains cash and believes there is no significant credit risk.

Reserves and Custody of Securities

For transactions in mutual fund shares and variable annuity products, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items, (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customers' funds and securities and does not otherwise hold customer funds or securities or perform custodial services for customers, and that it effectuates all such transactions through a special bank account for the exclusive benefit of its customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to that firm. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

Property and Equipment

Property and equipment is depreciated on a double-declining basis over the estimated useful life.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GERARD ASSET MANAGEMENT, LTD.
Menomonee Falls, Wisconsin

Notes to Financial Statements
December 31, 2010
(Continued)

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Company's primary source of revenue is commissions derived from introducing customer orders for securities interests to mutual funds which carry the customer accounts as well as fees for retirement plan services. Commission revenues and the related commission expenses are recognized on the trade date when the positions are opened or closed by the respective mutual fund.

Income Taxes

The Company has made an "S" Corporation election. The tax regulations provide that the income taxes due on the taxable revenue of an "S" Corporation are the responsibility of the shareholders.

The Company has implemented accounting for uncertainty in income taxes in accordance with accounting principles generally accepted in the United States of America. Management has evaluated its tax positions and has determined that no reserves for uncertain tax positions were required to have been recorded. There are no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months.

The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2007. The Company is no longer subject to Wisconsin income tax examinations for years ending before December 31, 2006.

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through February 14, 2011. There were no subsequent events that required recognition or disclosure.

Commissions and Fees Receivable

Commissions and fees receivable are stated at their estimated realizable value. Allowance is estimated by the Company based on an analysis of specific customers, taking into consideration the age of past due accounts and an assessment of the customer's ability to pay. In the opinion of the Company, all receivables are collectible in full. Therefore, no allowance for doubtful accounts is provided at December 31, 2010.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital and required net capital were $46,387 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0.41 to 1.

4. Related Party Transactions

The Company leases office facilities on a month-to-month basis from its sole stockholder. Rent of $29,000 was paid to the sole stockholder for 2010. There were no amounts due to the sole stockholder at December 31, 2010.

5. Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended December 31, 2010. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

6. Balance Sheet Risk

As discussed in Note 2, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

GERARD ASSET MANAGEMENT, LTD.
Menomonee Falls, Wisconsin

Computation of Aggregated Indebtedness
and Net Capital Under Rule 15c3-1
December 31, 2010

Aggregate Indebtedness		
Accounts payable	$	13,937
Accrued expenses		5,000
Total Aggregate Indebtedness	$	18,937
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	1,262
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	52,667
Deductions:		
Other assets		(455)
Net property and equipment		(5,825)
Net Capital		46,387
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	41,387
Ratio of aggregate indebtedness to net capital		0.41 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report:	$	46,387

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Gerard Asset Management, Ltd. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Gerard Asset Management, Ltd. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

See Independent Auditors' Report

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants
Celebrating Over 100 Years of Client Service

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report on Internal Control

To the Stockholder of
Gerard Asset Management, LTD.
Menomonee Falls, Wisconsin

In planning and performing our audit of the financial statements of Gerard Asset Management, LTD., as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Gerard Asset Management, LTD., including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17A-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Gerard Asset Management, LTD. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Gerard Asset Management, LTD. in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Milwaukee, Wisconsin
414-271-7800

Middleton, Wisconsin
608-829-3838

McFarland, Wisconsin
608-838-9828

Our consideration of the internal control was for the limited purpose described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be material weaknesses.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected on a timely basis. We believe that the following deficiency constitutes a material weakness:

Separation of Duties

The Company operates its accounting and reporting function with principally one individual, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of Gerard Asset Management, LTD. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 14, 2011
Milwaukee, Wisconsin

GERARD ASSET MANAGEMENT, LTD.
Menomonee Falls, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2010

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